PRESS RELEASE


FOR IMMEDIATE RELEASE


CONTACT INFORMATION:
Karen Chrosniak, Director of Investor Relations
Ed Babcock, VP of Finance
Adelphia Business Solutions
877-496-6704



          ADELPHIA BUSINESS SOLUTIONS, INC ANNOUNCES THIRD QUARTER
                              RESULTS OF OPERATIONS


                       Coudersport, PA - November 12, 2001




Adelphia Business Solutions, Inc. ("the Company") (NASDAQ: ABIZ) reported results of operations for the Company for the third quarter which ended on September 30, 2001. Third quarter results saw consolidated operating revenues of $116.3 million. Net loss applicable to common stockholders for the third quarter totaled $114.9 million, or $0.85 per share, compared with $75.8 million, or $1.08 per share, for the same period in the prior year. Summarized financial results are included in Tables 1, 2, and 3 below.

As presented in Table 1, consolidated revenues increased by 24% to $116.3 million in the September 2001 quarter, from $93.6 million in the September 2000 quarter and were relatively flat with the June 2001 quarter. Consolidated revenues were comprised of voice revenue (includes local, long-distance and other revenues) of $86.8 million in the September 2001 quarter as compared with $76.3 million in the September 2000 quarter and data revenue (includes internet, dedicated access and data services) of $29.5 million in the September 2001 quarter as compared with $17.3 million in the September 2000 quarter. Average revenue per installed access line in the September 2001 quarter was approximately $49 per month, or the same as the prior quarter. Consolidated revenues in the September 2001 quarter included $11.4 million of reciprocal compensation revenue, or 9.8% of revenues. The Company expects reciprocal compensation revenues going forward to decrease by approximately 50% to 70% as a result of the FCCs recent ruling.

Consolidated gross margin as a percent of sales was 52.9% in the September 2001 quarter as compared with 47.0% of sales in the June 2001 quarter. Consolidated EBITDA losses for the September 2001 quarter were slightly higher than Company expectations at $5.3 million versus a $8.7 million EBITDA loss for the June 2001 quarter. While overall higher gross margins contributed positively to the current quarter's financial results, increased bad debts contributed to the slightly higher than expected EBITDA losses.

As shown in Table 2, the Company's thirteen Class of 1996 markets had gross margin as a percentage of sales of 74.5%. Revenue for the Class of 1996 markets increased 14.3% as compared with the September 2000 quarter, with gross margins in excess of 70.0% of revenues for each of the past eight quarters. As such, EBITDA for these markets before allocation of corporate overhead increased 35.2% from an annualized $106.7 million for the September 2000 quarter to an annualized $144.2 million for the September 2001 quarter. Furthermore, from the September 2000 quarter to the September 2001 quarter, the eight Class of 1997/1998 markets' revenues increased 44.9% from $14.1 million to $20.4 million. Gross margins for these markets increased 100.8% or from $7.5 million to $15.0 million, from the September 2000 quarter to the September 2001 quarter and EBITDA before allocation of corporate overhead increased from $10.3 million to $32.7 million on an annualized basis and to 40.2% of revenues in the 2001 quarter.

The Class of 1999 markets also contributed to the Company's improved financial performance with revenue growth of 33.5% in the September 2001 quarter as compared to the September 2000 quarter. Gross margins in the September 2001 quarter also improved by $3.3 million when compared to the June 2001 quarter, to a positive $0.7 million as a result of a greater percentage of the Company's customers being served on the newly lit fiber-optic networks in these markets. EBITDA losses before allocation of corporate overhead decreased to $17.7 million for the September 2001 quarter compared to $21.8 million in the June 2001 quarter. The Class of 2000 markets had EBITDA losses before allocation of corporate overhead of $4.8 million in the September 2001 quarter, about $0.6 million higher than the June 2001 quarter. Overall EBITDA before allocation of corporate overhead was positive $21.7 million, a 19.2% improvement, compared to positive $18.2 million in the June 2001 quarter. In addition, the September 2001 quarter with positive combined EBITDA after corporate overhead of approximately $7.0 million represented the second consecutive quarter in which the Company's combined financial performance of all of its class markets after corporate overhead resulted in positive EBITDA.

Days sales outstanding in accounts receivable increased to 89 days as of September 30, 2001 as compared with 84 days at June 30, 2001 due primarily to slow payment from the ILECs for reciprocal compensation. As of September 30, 2001, total gross property, plant and equipment of the Company and its consolidated subsidiaries, was approximately $1.9 billion. The Company's condensed consolidated balance sheets are attached on Table 3.

During the September 2001 quarter, the Company and its consolidated subsidiaries invested approximately $113.4 million in capital expenditures related primarily to local market construction, regional network ring activations, and the central office build-out for the Class of 1999 and 2000 markets.

On October 1, 2001, subsidiaries of the Company sold certain network and telecommunication assets to subsidiaries of Adelphia Communications Corporation ("Adelphia") (NASDAQ: ADLAC) for approximately $141 million in cash and the assumption of approximately $9.0 million in liabilities. After excluding the results of the networks associated with the asset sales, the Company would have had revenues and an EBITDA loss on a consolidated basis of $104.3 million and $9.9 million, respectively, for the September 2001 quarter. As the network and telecommunication assets sold to Adelphia constitute businesses contained within separate legal entities under common control, the sales will be reported as a change in reporting entity. As a result, the Company expects to be recasting its financial statements for the year ended December 31, 2001 to reflect these asset sales for all applicable periods that the network and telecommunication assets were under the common control of Adelphia. After giving effect to these asset sales, the Company expects consolidated revenue and positive EBITDA for the quarter ended December 31, 2001 to be approximately $115 to $120 million and approximately $2 to $5 million, respectively. Unless otherwise stated, all historical amounts presented in this press release for the periods ending on or before September 30, 2001 include results for the assets sold to Adelphia on October 1, 2001.

During the September 2001 quarter, the Company funded its free cash flow deficit with draws from the $500 million bank credit facility as well as deposits made on sales of certain assets to Adelphia. Under its current business plan, the

Company estimates that a total of approximately $395 million will be required to fund the Company's capital expenditures, working capital requirements, operating losses and pro rata investments in joint ventures from October 1, 2001 through September 30, 2002, of which approximately $85 million will be required through December 31, 2001. As of September 30, 2001, approximately $5.9 million was available under the bank credit facility with approximately $19.4 million in cash on hand, including restricted cash, and on October 1, 2001 an additional $80.0 million in cash was paid by Adelphia to close its purchase of network assets from the Company. The Company believes it has the resources to meet its funding requirements for the quarter ending December 31, 2001. To fund its projected future deficits, the Company is exploring additional sources of financing. The Company currently does not expect to obtain the additional $300 to $500 million bank credit facility previously discussed. There is no assurance that the Company will obtain any additional short term or long term funding or that the terms of any new financing would not be materially adverse to the Company, or that the Company will not be required to consider further revisions to its business plan, additional sales of assets or other alternatives if necessary funding is not obtained.

On November 9, 2001, Adelphia announced that its Board of Directors had authorized in principle the distribution of Adelphia's 79% common equity interest in the Company to the common stockholders of Adelphia, that the spin-off of Adelphia's equity interests was expected to occur no later than March 31, 2002, and that in connection with the spin-off Adelphia may provide up to $100 million of additional credit support to the Company's subsidiaries.



      A summary of the Company's non-financial statistical information as of September 30, 2001 follows:

                                                 Active
                                               ---------
        Local Route Miles                          9,536
        Fiber Strand Miles                       562,188
        Long-Haul Route Miles                      7,879
        Buildings Connected on-network
         With owned facilities                     3,135
        Central Offices
         Connected on-network                        309
        Lucent 5ESS Voice Switches                    27
        Data Switches                                 26
        Sales Employees                              493
        Total Employees                            2,523
        Customers, including joint ventures       39,264
        Average monthly revenue per customer      $1,071


Adelphia Business Solutions provides integrated communications services to business customers through its state-of-the-art fiber optic communications network, including local and long distance voice services, messaging, high-speed data and internet services. For more information on Adelphia Business Solutions, or to review an electronic version of this press release visit the Company's web site at http://www.adelphia.com.

The Company will hold its quarterly conference call with investors on November 13, 2001 at 10 a.m. Eastern Standard Time. The conference call can be accessed by dialing 1-973-633-3010. A telephone replay of the conference call will be available immediately following the call and through November 20, 2001. To access the replay, please dial 1-973-341-3080 (passcode 2957726). In addition, the conference call will be rebroadcast live via the Internet at www.adelphia.com. A recording of the conference call will also be available on the Company's website from November 13, 2001 through November 20, 2001.

The statements in this press release that are not historical facts are forward-looking statements that are subject to material risks and uncertainties. Actual results could differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with the Company's business, which include among others, the cost and availability of capital (including short term capital), the ability of the Company to execute on and fund its business plan and to design and construct fiber optic networks and related facilities, general economic and business conditions, competitive developments, risks associated with the Company's growth and financings, the development of the Company's markets, regulatory risks, risks associated with reliance on the performance and financial condition of vendors and customers, dependence on its customers and their spending patterns, and other risks which are discussed in the Company's filings with the Securities and Exchange Commission. Additional information regarding factors that may affect the business and financial results of Adelphia Business Solutions can be found in the Company's filings with the Securities and Exchange Commission, including the prospectus and most recent prospectus supplement under Registration Statement File No. 333-11142 (formerly No. 333-88927), under the caption "Risk Factors," and the Company's filings under the Securities Exchange Act of 1934. The Company does not undertake to update any forward looking statements in this press release or with respect to matters described herein.

ADELPHIA BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
TABLE 1 - CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share amounts)

                                                      (Unaudited)
                                         Three Months              Nine Months
                                            Ended                     Ended
                                         September 30,             September 30,
                                   ----------------------    ----------------------
                                      2000         2001         2000         2001
                                   ---------    ---------    ---------    ---------

Revenues .......................   $  93,551    $ 116,278    $ 243,066    $ 343,562

Operating expenses:
  Network operations ...........      50,893       54,765      126,286      177,390
  Selling, general
   and administrative ..........      67,845       66,837      188,814      195,490
                                   ---------    ---------    ---------    ---------
  EBITDA (a) ...................     (25,187)      (5,324)     (72,034)     (29,318)
  Restructuring charges ........        --           --           --          4,979
  Non-cash stock compensation ..        (640)         275          585        1,420
  Depreciation and amortization       27,103       59,368       73,230      131,062
                                   ---------    ---------    ---------    ---------

Operating loss .................     (51,650)     (64,967)    (145,849)    (166,779)

Other income (expense):
  Interest income ..............       1,247          238        2,671        1,381
  Interest income - affiliate ..        --           --          6,282         --
  Interest expense .............     (16,748)     (33,450)     (44,942)     (88,709)
  Interest expense - affiliate .        --         (9,442)        --        (22,250)
                                   ---------    ---------    ---------    ---------

Loss before equity in net (loss)
  income of joint ventures .....     (67,151)    (107,621)    (181,838)    (276,357)

Equity in net income (loss)
  of joint ventures ............         381        2,985          (70)       6,121
                                   ---------    ---------    ---------    ---------

Net loss .......................     (66,770)    (104,636)    (181,908)    (270,236)

Dividend requirements applicable
  to preferred stock ...........      (9,053)     (10,276)     (26,321)     (29,877)
                                   ---------    ---------    ---------    ---------

Net loss applicable to common
  stockholders .................   $ (75,823)   $(114,912)   $(208,229)   $(300,113)
                                   =========    =========    =========    =========

Basic and diluted net loss per
  weighted average share of
  common stock .................   $   (1.08)   $   (0.85)   $   (2.98)   $   (2.60)
                                   =========    =========    =========    =========

Weighted average shares of
  common stock outstanding .....      70,531      134,517       69,788      115,523
                                   =========    =========    =========    =========

(a) Earnings before interest, income taxes, depreciation and amortization, restructuring charges, other income/expense and non-cash stock compensation ("EBITDA") and similar measures of cash flow are commonly used in the telecommunications industry to analyze and compare telecommunications companies on the basis of operating performance, leverage, and liquidity. While EBITDA is not an alternative to operating income as an indicator of operating performance or an alternative to cash flows from operating activities as a measure of liquidity as defined by GAAP, and while EBITDA may not be comparable to other similarly titled measures of other companies, management of Adelphia Business Solutions believes that EBITDA is a meaningful measure of performance.

Adelphia Business Solutions, Inc.
Table 2 - Unaudited Combined Results of Original and Expansion Markets before allocation of Corporate Overhead (a)

                             Quarter Ended September 30, 2001                         Quarter Ended June 30, 2001
                   ----------------------------------------------------  ---------------------------------------------------
                         Original          Expansion                           Original           Expansion
                         Markets            Markets                            Markets             Markets
                    ------------------   -----------------               ------------------   -----------------
(dollars in           Class     Class     Class    Class       Total       Class     Class     Class    Class       Total
 thousands)            of         of       of        of      Operating       of       of         of       of      Operating
                      1996     1997/98    1999      2000     Results(a)     1996    1997/98     1999     2000     Results(a)
                    --------  --------  --------  --------   ----------  ---------  --------  --------  --------  ----------
Revenue ........... $ 88,281  $ 20,374  $ 25,144  $  2,835   $  136,634  $  90,775  $ 18,101  $ 24,710  $  3,768  $  137,354

Direct Operating
 Expenses .........   22,475     5,339    24,422     3,701       55,937     27,127     6,405    27,319     3,336      64,187
                    --------  --------  --------  --------   ----------  ---------  --------  --------  --------  ----------

Gross Margin ......   65,806    15,035       722      (866)      80,697     63,648    11,696    (2,609)      432      73,167
Gross Margin
 Percentage .......    74.5%     73.8%      2.9%    (30.5%)       59.1%      70.1%     64.6%    (10.6%)    11.5%       53.3%

Sales, General
 and Administrative
 Expenses .........   29,752     6,854    18,465     3,890       58,961     26,076     5,054    19,217     4,590      54,937
                    --------  --------  --------  --------   ----------  ---------  --------  --------  --------  ----------
EBITDA before
 allocation of
 Corporate
 Overhead (b) ..... $ 36,054  $  8,181  $(17,743) $ (4,756)  $   21,736  $  37,572  $  6,642  $(21,826) $ (4,158) $   18,230
                    --------  --------  --------  --------   ----------  ---------  --------  --------  --------  ----------
EBITDA as a
 Percentage
 of Revenues ......    40.8%     40.2%    (70.6%)  (167.8%)       15.9%      41.4%     36.7%    (88.3%)  (110.4%)      13.3%
                      September 2001 Quarter vs. June 2001 Quarter
                               Percentage Change Comparison
                    ---------------------------------------------------
                               Original Expansion
                                 Markets Markets
                    ------------------   -----------------
Percent Change        Class     Class     Class    Class       Total
 Comparison            of         of       of        of      Operating
                      1996     1997/98    1999      2000     Results(a)
                    --------  --------  --------  --------   ----------
Revenues ...........   (2.7%)    12.6%      1.8%    (24.8%)       (0.5%)

Direct Operating
 Expenses ..........  (17.2%)   (16.6%)   (10.6%)    11.0%       (12.9%)
                    --------  --------  --------  --------   ----------

Gross Margin .......    3.4%     28.6%      NM(c)     NM(c)       10.3%

Sales, General
 and Administrative
 Expenses .........    14.1%     35.6%     (3.9%)   (15.3%)        7.3%
                    --------  --------  --------  --------   ----------
EDITDA before
 allocation of
 Corporate
 Overhead (b) ......   (4.0%)    23.2%     18.7%    (14.4%)       19.2%
                    --------  --------  --------  --------   ----------

(a) Table 2 summarizes operating results before the allocation of corporate overhead for Adelphia Business Solutions' Original and Expansion Markets, which includes non-consolidated joint ventures, grouped by the year or years in which operations commenced. Operating results are presented before an allocation of corporate overhead for network operating control center, engineering and other administrative support functions totaling $14.8 million in the September 2001 quarter and $14.4 million in the June 2001 quarter. Amounts presented include results for the networks sold to Adelphia on October 1, 2001.
(b) Earnings before interest, income taxes, depreciation and amortization, restructuring charges, other income/expense and noncash stock compensation ("EBITDA") and similar measures of cash flow are commonly used in the telecommunications industry to analyze and compare telecommunications companies on the basis of operating performance, leverage, and liquidity. While EBITDA is not an alternative indicator of operating performance or an alternative to cash flows from operating activities as a measure of liquidity as defined by GAAP, and while EBITDA may not be comparable to other similarly titled measure of other companies, management of Adelphia Business Solutions believes that EBITDA is a meaningful measure of performance.
(c) Not meaningful.

Adelphia Business Solutions, Inc.
Table 2 (Cont.) - Unaudited Combined Results of Original and Expansion Markets Before allocation of Corporate Overhead (a)

                            Quarter Ended September 30, 2001                     Quarter Ended September 30, 2000
                   ----------------------------------------------------  ---------------------------------------------------
                         Original          Expansion                           Original           Expansion
                         Markets            Markets                            Markets             Markets
                    ------------------   -----------------               ------------------   -----------------
(dollars in           Class     Class     Class    Class       Total       Class     Class     Class    Class       Total
 thousands)            of         of       of        of      Operating       of       of         of       of      Operating
                      1996     1997/98    1999      2000     Results(a)     1996    1997/98     1999     2000     Results(a)
                    --------  --------  --------  --------   ----------  ---------  --------  --------  --------  ----------
Revenue ........... $ 88,281  $ 20,374  $ 25,144  $  2,835   $  136,634  $  77,261  $ 14,061  $ 18,829  $    105  $  110,256

Direct Operating
 Expenses .........   22,475     5,339    24,422     3,701       55,937     20,933     6,575    23,986       879      52,373
                    --------  --------  --------  --------   ----------  ---------  --------  --------  --------  ----------

Gross Margin ......   65,806    15,035       722      (866)      80,697     56,328     7,486    (5,157)     (774)     57,883

Gross Margin
 Percentage .......    74.5%     73.8%      2.9%    (30.5%)       59.1%      72.9%     53.2%    (27.4%)     NM(c)      52.5%

Sales, General
 and Administrative
 Expenses .........   29,752     6,854    18,465     3,890       58,961     29,665     4,921    21,689     3,519      59,794
                    --------  --------  --------  --------   ----------  ---------  --------  --------  --------  ----------
EBITDA before
 allocation of
 Corporate
 Overhead (b) ..... $ 36,054  $  8,181  $(17,743) $ (4,756)  $   21,736  $  26,663  $  2,565  $(26,846) $ (4,293) $   (1,911)
                    --------  --------  --------  --------   ----------  ---------  --------  --------  --------  ----------
EBITDA
 Percentage
 of Revenues ......    40.8%     40.2%    (70.6%)  (167.8%)       15.9%      34.5%     18.2%   (142.6%)     NM(c)      (1.7%)
                     September 2001 Quarter vs. September 2000 Quarter
                               Percentage Change Comparison
                    ---------------------------------------------------
                               Original Expansion
                                 Markets Markets
                    ------------------   -----------------
Percent Change        Class     Class     Class    Class       Total
 Comparison            of         of       of        of      Operating
                      1996     1997/98    1999      2000     Results(a)
                    --------  --------  --------  --------   ----------
Revenues ..........    14.3%     44.9%     33.5%      NM(c)       23.9%

Direct Operating
 Expenses .........     7.4%    (18.8%)     1.8%      NM(c)        6.8%
                    --------  --------  --------  --------   ----------

Gross Margin ......    16.8%    100.8%      NM(c)     NM(c)       39.4%

Sales, General
 and Administrative
 Expenses .........     0.3%     39.3%    (14.9%)     NM(c)       (1.4%)
                    --------  --------  --------  --------   ----------
EDITDA before
 allocation of
 Corporate
 Overhead (b) .....    35.2%    218.9%     33.9%      NM(c)        NM(c)
                    --------  --------  --------  --------   ----------

(a) Table 2 summarizes operating results before the allocation of corporate overhead for Adelphia Business Solutions' Original and Expansion Markets, which includes non-consolidated joint ventures, grouped by the year or years in which operations commenced. Operating results are presented before an allocation of corporate overhead for network operating control center, engineering and other administrative support functions totaling $14.8 million in the September 2001 quarter and $18.1 million in the September 2000 quarter. Amounts presented include results for the networks sold to Adelphia on October 1, 2001.
(b) Earnings before interest, income taxes, depreciation and amortization restructuring charges, other income/expense and noncash stock compensation ("EBITDA") and similar measures of cash flow are commonly used in the telecommunications industry to analyze and compare telecommunications companies on the basis of operating performance, leverage, and liquidity. While EBITDA is not an alternative indicator of operating performance or an alternative to cash flows from operating activities as a measure of liquidity as defined by GAAP, and while EBITDA may not be comparable to other similarly titled measure of other companies, management of Adelphia Business Solutions believes that EBITDA is a meaningful measure of performance.
(c) Not meaningful.

ADELPHIA BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
TABLE 3 - CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share amounts)

                                                 December 31,   September 30,
                                                     2000           2001
                                                 -----------    -----------
ASSETS:
Current assets:
     Cash and cash equivalents ...............   $     3,543    $       506
     Assets held for sale ....................          --          100,490
     Accounts receivable - net ...............        79,650        102,197
     Other current assets ....................        14,936         33,385
                                                 -----------    -----------
          Total current assets ...............        98,129        236,578

Restricted cash ..............................        54,178         18,900
Investments ..................................        48,409         54,829
Property, plant and equipment - net ..........     1,534,612      1,671,529
Other assets - net ...........................       154,138        144,498
                                                 -----------    -----------
          Total ..............................   $ 1,889,466    $ 2,126,334
                                                 ===========    ===========

LIABILITIES, PREFERRED STOCK, COMMON STOCK AND
OTHER STOCKHOLDERS' (DEFICIENCY)EQUITY:
Current liabilities:

      Accounts payable .......................   $   158,249    $    86,408
      Deposits on assets held for sale .......          --           61,225
      Due to parent-net ......................         1,544           --
      Due to affiliates-net ..................         8,067         27,747
      Accrued interest .......................        31,011         50,005
      Accrued interest-parent ................         7,003          9,442
      Other current liabilities ..............        13,339         30,169
                                                 -----------    -----------
          Total current liabilities ..........       219,213        264,996

13% Senior discount notes due 2003 ...........       291,891        303,840
12 1/4% Senior secured notes due 2004 ........       250,000        250,000
12% Senior subordinated notes due 2007 .......       300,000        300,000
Note payable .................................       500,000        494,085
Other debt ...................................        48,565         41,422
                                                 -----------    -----------
          Total liabilities ..................     1,609,669      1,654,343
                                                 -----------    -----------

12 7/8% Senior exchangeable redeemable
 preferred stock .............................       297,067        327,360
                                                 -----------    -----------

Common stock and other stockholders'
 (deficiency) equity:
  Class A common stock, $0.01 par value,
   800,000,000 shares authorized,
   35,848,366 and 47,772,906 shares
   outstanding, respectively .................           358            478
  Class B common stock, $0.01 par value,
    400,000,000 shares authorized,
    35,143,859 and 86,744,378 shares
    outstanding, respectively ................           351            867
  Additional paid in capital .................       678,140      1,109,430
  Class B common stock warrants ..............         1,022           --
  Unearned stock compensation ................        (4,070)        (2,836)
  Accumulated deficit ........................      (693,071)      (963,308)
                                                 -----------    -----------
          Total common stock and other
           stockholders' (deficiency) equity .       (17,270)       144,631
                                                 -----------    -----------
          Total ..............................   $ 1,889,466    $ 2,126,334
                                                 ===========    ===========